Exhibit 99.2

NEWS RELEASE

FOR IMMEDIATE RELEASE

August 11, 2011

Student Transportation Inc. Approved for U.S. Listing on NASDAQ

Bringing Growth and Dividends to U.S. Investors Beginning September 6th

WALL, N.J. (August 11, 2011)— Student Transportation Inc. (STI) (TSX: STB) announced that is has been approved by NASDAQ-OMX in connection with the company’s initial U.S. listing of its common stock on the NASDAQ Global Select MarketSM. The company said it expects its common stock listing will become effective for trading on the NASDAQ Global Select MarketSM on September 6, 2011 when the company’s senior management team will host the Opening Bell ceremony at the NASDAQ MarketSite in New York City’s Times Square. The company’s common stock and convertible debentures will continue to be listed on the Toronto Stock Exchange (TSX). The company has received NASDAQ approval to use the trading symbol that it uses on the Toronto Stock Exchange, which is “STB.”

STI Chairman and CEO, Denis J Gallagher said the company will maintain its listing on the Toronto Stock Exchange. “This is an exciting opportunity for us to bring both growth and dividends to the U.S. investor market. Our dividend program has helped fuel our growth and we believe U.S. investors will like our simple business that is easy to understand and pays an attractive dividend. It’s important to note that U.S. investors will now have the ability to easily buy and sell securities through the NASDAQ system and with any broker they choose. We also will be able to offer those securities for sale in the U.S. as we do new offerings. Our common share, under the new U.S. symbol STB, will be the only security listed on the NASDAQ.

“September 6th, the day after Labor Day, is back-to-school time for children across America and a perfect time for our NASDAQ debut.” Gallagher said. “This is really more like back to basics. We have built a good reputation over the last six and half years on the Toronto Stock Exchange as a simple but stable business and our Canadian investors have given us strong support. We currently have about 15 percent U.S. holders so this listing will give us greater access to a larger pool of investors who like dividends and yield products. We just approved our 81st consecutive dividend since first going public in Canada in December 2004. That’s consistency investors want and appreciate. The markets may go up and down but the company performance has remained consistent. It’s not surprising that many U.S. brokers are calling to learn more about the company for their clients portfolio.”

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About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.

Forward-Looking Statements This news release contains “forward-looking statements” within the meaning of applicable securities laws, which reflects the expectations of management regarding STI’s results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STI’s growth strategy and cash distributions and the listing of the company’s stock on NASDAQ. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “track”, “targeted”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions suggesting future outcomes or events. These forward looking statements reflect STI’s current expectations regarding anticipated future events, results, circumstances, performance or expectations, which are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to the factors discussed under “Risk Factors” in our Annual Information Form and, in the case of the listing of the company’s common stock, the failure to satisfy the listing conditions required to effect such listing. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACTS: Student Transportation Inc.

Patrick J. Walker Executive Vice President and Chief Financial Officer

Keith P. Engelbert Director of Investor Relations (732) 280-4200 (732) 280-4213 (FAX) Email: invest@rideSTA.com Website: www.rideSTA.com

MEDIA CONTACT:

Lynette Viviani (973) 534-1004 lviviani@ridesta.com